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Exhibit 12.1

FOSSIL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended
	2014	2013	2012	2011	2010
	(Amounts in thousands, except ratios)
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$558,078,636	$561,467,029	$492,222,231	$451,559,247	$384,209,882
Equity Adjustments:
Distributed income of equity investees	—	—	1,870,000	2,226,000	4,726,000
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	(9,904,472)	(9,896,015)	(10,858,201)	(12,700,055)	(9,685,000)
Fixed Charges:
Interest expensed, amortized premiums, and discounts related to indebtedness	15,898,258	9,548,183	5,159,961	2,390,759	1,119,004
Estimate of the interest within rental expense	68,506,714	58,083,173	47,283,331	38,581,611	31,865,555

Total Fixed Charges	84,404,972	67,631,356	52,443,292	40,972,370	32,984,559

Earnings before income taxes and fixed charges	$632,579,136	$619,202,371	$535,677,321	$482,057,563	$412,235,442

Ratio of Earnings to Fixed Charges	7.49x	9.16x	10.21x	11.77x	12.50x

(1)
Interest portion of rental expense represents 35.95% of rental expense, which we deem to be a reasonable approximation of the interest factor.

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  Exhibit 12.1
FOSSIL GROUP, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES